[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 10, 2015

VIA FEDEX AND EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company
Registration Statement on Form 10
Filed July 1, 2015
File No. 001-37483

Dear Ms. Jacobs:

On behalf of our client, Hewlett Packard Enterprise Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 28, 2015, with respect to the filing referenced above.

Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10 (File No. 001-37483) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on July 1, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Questions and Answers about the Separation and Distribution

Will Hewlett Packard Enterprise incur any indebtedness prior to or at the time of the distribution? page viii

1.	When quantitative information on the amount of debt you expect to incur is available, please provide disclosure throughout your document and provide us with sufficient time to review such information. Also, please expand your discussion on page 25 to discuss the nature and purpose of the referenced financial arrangements and the underlying material terms.

Response: The Information Statement has been revised on pages 10, 38, 39, 43 and 44 in response to the Staff’s comment. The Company confirms that it will include further details regarding its expected indebtedness in a subsequent amendment to the Registration Statement once known.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Information Statement Summary

The Separation and Distribution, page 5

2.	We note your description of the Hewlett-Packard Company (“HP Co.”) segments that will be distributed to HP Enterprise and the resulting corporate structure. To provide background on how you arrived at this proposed structure, please expand your disclosure to describe the process by which HP Co. selected which business segments to retain and which to distribute to you. Briefly explain why the marketing optimization software product group, a business which has historically been included in your software segment is being retained by HP Co. Also explain the process you utilized to allocate assets and liabilities to each entity under the separation agreement, including the allocation of liabilities related to ongoing litigation.

Response: The Information Statement has been revised on pages 5, 45, 46 and 159 in response to the Staff’s comment.

3.	We note your disclosure on page 18 that you may experience greater dis-synergies than expected, and the impact of the divestiture on your revenue growth may be larger than projected. We also note that Ms. Whitman described and quantified these dis-synergies in HP Co.’s May 21, 2015 earnings call. Please expand your disclosure in this section to briefly identify the nature of these dis-synergies, and discuss your expectations with regard to their amounts and scale. Also describe and quantify any significant separation costs. Provide similar information in your discussion of the separation transaction on page 45 of MD&A.

Response: The Information Statement has been revised on pages 5, 27, 46, 49, 50 and 159 in response to the Staff’s comment.

Hewlett Packard Enterprise’s Post-Separation Relationship with HP Inc., page 5

4.	Please expand this section to provide a concise description of your anticipated future relationship with HP Inc. For example, describe the most significant aspects and implications of your agreements with HP Inc. related to patent cross licenses, non-compete provisions, transition services, employment restrictions, and indemnification.

Response: The Information Statement has been revised on pages 5 and 6 in response to the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

5.	Please expand your disclosure to briefly describe any anticipated future areas of partnership. Additionally, expand your discussion in MD&A to describe any business challenges resulting from continuing to partner with HP Inc., where equivalent third-party products may be available.

Response: The Information Statement has been revised on pages 5 and 6 in response to the Staff’s comment. Additionally, the Company confirms to the Staff that the material areas of partnership with HP Inc. that are currently planned or anticipated following the completion of the separation are disclosed in the Information Statement. Furthermore, the Company does not expect to face business challenges resulting from such partnerships where equivalent third-party products may be available because these partnerships are not expected to contain exclusive arrangements that would prevent the Company from acquiring third-party products following the completion of the separation.

6.	Please clarify that Ms. Whitman will also serve as non-executive chairperson of HP Inc. To the extent there are any material challenges to your business resulting from Ms. Whitman serving on the board of HP Inc., please describe these challenges.

Response: The Information Statement has been revised on page 6 in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that it does not believe that any material challenges to Hewlett Packard Enterprise’s business will result from Ms. Whitman’s role as chairman of the HP Inc. board of directors following the separation.

Risk Factors, page 10

7.	We note your disclosure on page 147 stating that the separation agreement will contain a patent cross-license between you and HP Inc., and that covered licenses will be worldwide, royalty-free and perpetual for the life of the licensed patents. Tell us what consideration you gave to the inclusion of a separately captioned risk factor discussing risks to your business, if any, resulting from these provisions of the separation agreement.

Response: The Company respectfully advises the Staff that it considered, but decided against, a separately captioned risk factor discussing risks to the Company related to the patent cross-license agreement with HP Inc. The Company does not believe that the contemplated cross-license agreement creates any material risks to the Company. Furthermore, it has been historically common for HP Co., and is common for large technology companies in general, to enter into patent cross-license agreements with other parties to reduce the risk of being sued for patent infringement, thereby increasing their freedom of action to participate in the markets of their choosing. HP Co. currently has several such patent cross-license agreements in force, with competitors and other third

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

parties, which have been effective at reducing the risk of patent litigation over the past several years. Having a patent cross-license agreement with HP Inc. further reduces this risk to the Company and, as such, the Company does not believe a separate risk factor regarding this agreement is necessary or appropriate.

“Any failure by us to identify, manage and complete acquisitions…,” page 17

8.	Tell us what consideration you gave to referencing the Autonomy acquisition discussed on page F-125 of your financial statements in the body of this risk factor, as the costs and expenses incurred related to that acquisition appear relevant to the discussion presented in this risk factor. In this regard, we note that HP Co.’s Form 10-K for the fiscal year ended October 31, 2014, specifically referenced the Autonomy impairment charges in the context of the risk factor discussion of acquisition integration and costs.

Response: The Information Statement has been revised on page 20 in response to the Staff’s comment.

“Unanticipated changes in our tax provisions…,” page 23

9.	Tell us what consideration you gave to the inclusion of a separately captioned risk factor quantifying the amount of undistributed foreign earnings for which you have not provided for U.S. federal taxes.

Response: The Information Statement has been revised on page 24 in response to the Staff’s comment to incorporate the above-referenced risk in the Company’s risk factors.

Risks Related to the Separation

“Our plan to separate into two independent publicly traded companies…,” page 26

10.	Expand your discussion to provide quantitative context, here, or elsewhere in this section, illustrating the challenges associated with effectively executing the transition. To the extent the size of HP Co. presents unique financial and operational challenges ensure that you discuss and quantify such risks.

Response: The Information Statement has been revised on pages 5, 27, 46, 49, 50 and 159 in response to the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

“The proposed separation may result in disruptions…,” page 29

11.	Clarify the extent of the contracts for which assignment is subject to customer consent, and the status of obtaining such consent. Also, clarify the extent of any known, or reasonably possible, lost business relationships or revenues that may result from the separation.

Response: The Information Statement has been revised on page 31 in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that the majority of its customer contracts do not require consent to assign the benefits and contractual commitments that are intended to be allocated to the Company or its subsidiaries as part of the separation. Where consent is required, most of the Company’s customers have already updated their systems to be able to conduct business with the Company and its affiliates following the separation, and provided their consent to assignment through that process. Consents for a small number of contracts remain outstanding. The Company is currently on track to obtain most of the remaining consents before the distribution date. The Company believes, based on customer responses received to date, that most customers desire to preserve the current terms of their contracts so that business can continue uninterrupted following the separation.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 41

12.	Please present each pro forma adjustment separately on the face of the pro forma balance sheet. Alternatively, provide the components of the adjustments in the notes to the pro forma balance sheet.

Response: The Information Statement has been revised on pages 44–47 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page 42

13.	We note that your unaudited pro forma combined financial statements give effect to the incurrence of borrowings to redistribute debt between you and HP Co. with placeholders for the amounts. Please clarify whether the incurrence of such indebtedness is a condition to the separation and, if so, confirm that the debt agreements will be finalized prior to effectiveness. To the extent that such agreements may not be finalized prior to effectiveness, please explain how you determined that the pro forma adjustments related to such indebtedness meet the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

Response: The Company respectfully advises the Staff that while the relevant terms of the debt arrangements are not yet known, the Company expects that such terms will be finalized prior to the Company’s request for effectiveness of the Registration Statement, and the Company confirms that it will include the requested disclosure in a subsequent amendment to the Registration Statement with sufficient time for the Staff to review prior to making such request. The incurrence of such indebtedness is not expected to be an express condition to the separation.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

14.	Tell us how you considered debt issuance costs and the amortization of debt issuance costs in your pro forma adjustments.

Response: The Information Statement has been revised on page 44 in response to the Staff’s comment to disclose the Company’s expectation that debt issuance costs will be a component of Long-term financing receivables and other assets and that the amortization of debt issuance costs will be a component of pro forma interest expense. However, the Company respectfully advises the Staff that it has not yet determined the amount of debt issuance costs that it will incur in connection with the reallocation of debt between the Company and HP Co. The Information Statement will be further revised in a subsequent amendment to the Registration Statement once the amount of debt issuance costs and the terms of the related debt are known.

15.	Please clarify the scope of the corporate assets and liabilities that will be transferred to you, how these resources were managed prior to the separation, and why they are not included in your combined financial statements.

Response: The Company respectfully advises the Staff that the corporate assets and liabilities expected to be transferred to the Company primarily consist of a portion of HP Co.’s global real estate portfolio and a portion of HP Co.’s IT assets, along with related liabilities. These resources have been centrally managed by HP Co. global functions prior to the separation. These assets and liabilities were not specifically identifiable or otherwise attributable to the Company for any of the periods presented in the combined financial statements and, thus, are not included in the Company’s combined financial statements.

16.	We note that HP Co. will retain the marketing optimization software product group, a continuing business that has historically been managed by you and included in your Software segment, and will also retain a very limited number of contracts historically included in your EG segment. Please further clarify the nature of the product groups and contracts that will be retained by HP Co. and how this is consistent with your reasons for the separation and post separation strategy.

Response: The Information Statement has been revised on pages 5, 45 and 46 in response to the Staff’s comment.

17.	We note your disclosure on page vii that you will enter into a tax matters agreement, an employee matters agreement, a transition services agreement, a real estate matters agreement, a commercial agreement and an IT service agreement with HP Inc. to effect the separation. Tell us what consideration you gave to including the effects of these agreements as pro forma adjustments.

Response: The Company respectfully advises the Staff that it is actively monitoring the referenced agreements to determine if additional pro forma adjustments are necessary; however, all of the information necessary to make such determinations is not yet available. The Company will incorporate the effects of the referenced agreements, if necessary, as pro forma adjustments as appropriate in a subsequent amendment to the Registration Statement.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

18.	Revise your disclosures to also include the additional separation expenses you expect to incur through the date of separation.

Response: The Information Statement has been revised on page 46 in response to the Staff’s comment.

19.	We will need sufficient time to process your amendments once your pro forma adjustments are finalized and the dollar amounts known.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the referenced disclosure in a subsequent amendment to the Registration Statement with sufficient time for the Staff to review prior to requesting the effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

October 2014 Announcement of Separation Transaction, page 45

20.	Tell us what consideration you gave to identifying the most critical challenges associated with effectively completing and implementing the separation.

Response: Please refer to pages 5, 27, 46, 49, 50 and 159 of the Information Statement, which the Company has revised to provide additional disclosure regarding the challenges associated with completing the separation.

21.	To the extent that any reporting segment of HP Co. experienced recent revenue growth challenges relative to other segments, identify such segments here, and describe whether they are being retained by HP Inc. or distributed to HP Enterprise.

Response: The Company respectfully advises the Staff that HP Co.’s business segments have historically experienced varying rates of revenue growth over different periods of time, and that HP Co. does not believe that identifying any particular segment as having faced recent revenue growth challenges in this location of the Information Statement is necessary or appropriate for an investor’s understanding of the Company given the subsequent disclosure in Management’s Discussion and Analysis of Financial Results and Operations, which summarizes the performance of the Company’s segments over various timeframes.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

For the Staff’s reference, the reporting segments of HP Co., their recent revenue growth rates over the periods indicated, and whether each such segment is being retained by HP Inc. or transferred to the Company are provided in the following table:

	Revenue Growth Rate (relative to the comparable prior year period)
HP Co. Segment	Six months ended April 30, 2015	Fiscal year ended October 31, 2014	Post-Separation Company
Personal Systems	(2.5)%	6.6%	HP Inc.
Printing	(5.6)%	(3.8)%	HP Inc.
Enterprise Group	(0.4)%	(1.0)%	Hewlett Packard Enterprise
Enterprise Services	(13.2)%	(6.9)%	Hewlett Packard Enterprise
Software	(6.6)%	(2.2)%	Hewlett Packard Enterprise
HP Financial Services	(7.4)%	(3.6)%	Hewlett Packard Enterprise

HP Co. offers one of the IT industry’s broadest portfolios of products and services and delivers those offerings worldwide. Accordingly, each of HP Co.’s segments is impacted by global macroeconomic conditions, market trends, competitive conditions and business model changes, among other factors discussed throughout the Information Statement. As demonstrated in the table above, and as discussed in the Information Statement (as well as in HP Co.’s Form 10-K for the fiscal year ended October 31, 2014 and Forms 10-Q for the quarterly periods ended April 30 and January 31, 2015), each of HP Co.’s reporting segments have been recently impacted by one or more of these factors. For the Staff’s reference and as demonstrated in the table above, HP Co.’s Personal Systems segment, which will be retained by HP Inc. following the separation, has experienced a recent change in its revenue growth trajectory, while HP Co.’s Enterprise Services segment, which will constitute a part of Hewlett Packard Enterprise following the separation, has experienced the largest relative revenue growth challenges in recent periods.

Overview

Six Months ended April 30, 2015, page 47

22.	Where you provide information pertaining to percentage changes in your gross margin, please consider expanding your disclosure to provide the actual gross margin in dollar amounts and percentages.

Response: The Information Statement has been revised on pages 51 and 52 in response to the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Trends and Uncertainties, page 48

23.	Please tell us what consideration you gave to expanding your discussion of the challenges facing your business to provide a more particularized discussion of the factors you have identified with regard to how they impact HP Enterprise. For example, with regard to cloud computing challenges, describe with specificity the unique challenges you face, if any, relative to your peers.

Response: The Information Statement has been revised on pages 11 and 52 in response to the Staff’s comment. The Company respectfully advises the Staff that it believes that the challenges facing its business are appropriately identified and described in the Information Statement and that the Company’s mix of hardware, software and services businesses is not readily comparable to that of any peer company, making it difficult to assess challenges relative to peers.

Critical Accounting Policies and Estimates

Goodwill, page 51

24.	Clarify whether any of the business units included in the Enterprise Group segment represent a component, as defined in ASC 350-20-35-34, and whether you are aggregating any of these components under the provisions of ASC 350-20-35-35. If so, clarify how you meet the criteria for aggregation. If you believe none of the business units represents a component, clarify the factors you considered in making this determination. Tell us how the segment manager reviews the results of the segment, including whether business unit results are reviewed and the measures of profitability that are reviewed. Further, clarify whether there are managers responsible for individual business units, or groups of business units, and how these managers are compensated. Tell us if compensation arrangements for the segment manager and business unit managers are based on the results of individual business units, or on the results of the segment as a whole.

Response: The Company respectfully advises the Staff that none of the Company’s Enterprise Group (“EG”) business units represent a component, as defined in ASC 350-20-35-34, and as such the Company is not utilizing the aggregation provisions of ASC 350-20-35-35. The Company’s standard process is to evaluate its reporting units in the fourth quarter of each fiscal year in conjunction with its annual goodwill impairment analysis. In forming conclusions, the Company specifically considered the provisions of ASC 350-20-35-34 and 36, which state that, “[a] component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component” and “[a]n operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component,” respectively.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

The Company’s chief operating decision maker (“CODM”) allocates resources and assesses performance at the overall EG level. EG operating results are reported, reviewed and managed at the combined EG level by the CODM. The EG management bonus plan is tied to the results of EG as opposed to the operating results of individual EG businesses. Segment management monitors and incentivizes EG consistent with this structure in order to promote integrated pricing and go-to-market strategies for EG as a whole. The Company allocates corporate operating expenses at the total EG level. Based on these factors, the Company concluded that EG met the definition of a reporting unit and the individual business units within EG do not qualify as components since they do not satisfy the criteria of ASC 350-20-35-34. Consequently, the Company concluded that the aggregation criteria defined in ASC 350-20-35-35 are not applicable.

Furthermore, the Company respectfully advises the Staff that it does not currently expect any significant modifications to this structure following the completion of the separation.

25.	Tell us how you considered any expected changes in your management and reporting structures resulting from the separation in determining your segments and reporting units.

Response: The Company respectfully advises the Staff that it currently does not expect significant changes to its existing management and reporting structures in connection with the separation. The Company will continue to assess its business segments and reporting units on an interim basis if and when the Company implements organizational changes to realign segments, which typically occurs at the beginning of the Company’s first fiscal quarter each year.

26.	We note that HP Co.’s Form 10-K for the fiscal year ended October 31, 2014 discloses that HP Exstream was transferred from the Printing segment that will be a part of HP Inc., to the Software segment that will be a part of HP Enterprise. Please tell us how you determined HP Exstream could be aggregated with the existing components into a single reporting unit. We refer you to ASC 350-20-35-35.

Response: The Company respectfully advises the Staff that the HP Exstream business was integrated with the Company’s Software segment in connection with its November 1, 2013 transfer to the Company. The CODM allocates resources and assesses performance at the total Software segment level. The CODM does not review the results of HP Exstream on a standalone basis. HP Exstream contributed approximately 0.2% and 2.8% of the Company’s total revenue and Software segment revenue, respectively, in fiscal 2014. Since all the criteria of ASC 350-20-35-34 are not satisfied by HP Exstream, the Company concluded the aggregation criteria defined in ASC 350-20-35-35 are not applicable.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Results of Operations

Segment Information, page 59

27.	Tell us what consideration you gave to providing the amount of net revenues generated by your business units. This information would appear helpful in providing context to the impact of the net revenue changes on the business units.

Response: The Information Statement has been revised on pages 63, 64, 72 and 73 in response to the Staff’s comment.

Liquidity and Capital Resources, page 73

28.	We note that you disclose that 62% of your overall net revenue in fiscal 2014 came from outside of the United States. Please tell us what consideration was given to disclosing the amount of cash and cash equivalents held by your foreign subsidiaries. Further, if applicable, please also tell us what consideration was given to stating that you would need to accrue and pay taxes if repatriated and that you do not intend to repatriate the funds. We refer you to Item 303(a)(1) of Regulation S-K.

Response: The Company respectfully advises the Staff that as discussed in Note 1 to the Combined Financial Statements, the Company participates in cash management, funding arrangements and risk management programs managed by HP Co. Only cash balances directly attributable to the Company are included in the historical Combined Financial Statements contained in the Information Statement. HP Co.’s cash has not been assigned to the Company for any of the periods presented because those cash balances are not directly attributable to the Company. Consistent with this approach, the Company’s total cash and cash equivalents balance at October 31, 2014 of $2.3 billion is expected to be supplemented by a cash allocation from HP Co. to the Company in connection with the separation, resulting in the Company having a cash balance immediately following the separation of approximately $10 billion. The Information Statement has been revised on pages 10, 38, 39, 43, 44 and 149 to reflect this expectation. For this reason, the Company believes that a discussion of the portion of the Company’s pre-separation cash balance of $2.3 billion that is held by the Company’s foreign subsidiaries is not meaningful to investors receiving the Information Statement. Once the Company has determined which jurisdictions will hold the approximately $10 billion of post-separation cash, it will re-evaluate whether additional disclosure is appropriate.

As noted above in response to comment 9, the Information Statement has been revised on page 24 of the Risk Factors to disclose certain risks associated with the Company’s foreign earnings that are indefinitely reinvested outside the United States, the amount of which was previously disclosed in the Company’s combined financial statements in the initial filing of the Registration Statement. The Company respectfully submits that it has provided disclosure of the tax impact of its earnings in foreign jurisdictions throughout the Information Statement—specifically, (i) the amount of indefinitely reinvested foreign earnings that it does not plan to repatriate to the United States and for which it has not accrued U.S. federal tax (on pages 24 and F-42); (ii) disclosure of the significant components of deferred tax assets and deferred tax liabilities, including deferred tax

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

liabilities on unremitted earnings of foreign subsidiaries (page F-42); and (iii) disclosure that the Company’s effective tax rate includes the impact of certain undistributed foreign earnings that the Company plans to indefinitely reinvest outside the United States, and that the Company has accrued U.S. tax on the amount of foreign earnings it expects to distribute to the United States (page 57).

Future Liquidity, page 73

29.	Expand your disclosure to discuss the impact, if any, of the tax matters agreement on your ability to engage in certain types of capital-raising transactions.

Response: The Information Statement has been revised on page 78 in response to the Staff’s comment.

Business, page 79

Our Business Segments, Products and Services, page 79

30.	You indicate that information underlying the amount of your total addressable market is based on an internal estimate. Please provide us with copies of any reports substantiating your conclusions.

Response: The Information Statement has been revised on pages 2 and 84 in response to the Staff’s comment. The Company is supplementally providing the Staff with relevant supporting information regarding the size of the Company’s total addressable market as compiled by the International Data Corporation, a third-party data provider, in its 2015 Worldwide Black Book (Premium Edition). The Company had previously cited its internal estimates, which were based on the foregoing third-party data with certain immaterial adjustments. The Company has revised the Information Statement to refer directly to the relevant third-party data.

31.	Expand your chart here and in your summary to present the net income you earned during fiscal 2014. Such information appears necessary to provide balance to your presentation of revenues in the chart.

Response: The Information Statement has been revised on pages 2 and 84 in response to the Staff’s comment.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Executive Compensation

Historical Compensation of Named Executive Officers Prior to the Separation, page 126

32.	You state that future compensation at HP Enterprise will be determined in accordance with the compensation policies, programs and procedures to be established by the Enterprise Compensation Committee. Please revise your disclosure to provide the information when known.

Response: The Company respectfully advises the Staff that it is currently in the process of developing its executive compensation programs. More information on the results of these decisions and the resulting fiscal 2016 compensation programs will be disclosed in the Company’s proxy statement expected to be filed in early 2016. However, the Company currently expects to maintain similar compensation policies and methodologies and to maintain the same pay-for-performance ethos following the separation, as HP Co. prior to the separation. Generally, the executive fiscal 2016 annual incentive programs are expected to be similar to the fiscal 2015 programs. In addition, the Company expects to use similar long-term incentive programs in fiscal 2016 as HP Co. used in fiscal 2015. However, the Company expects its compensation programs (including incentive vehicles, performance measures and goals) to be slightly different from HP Inc.’s programs following the separation and different from HP Co.’s programs prior to the separation. The Company believes that it is taking a similar approach to other companies undergoing regular, annual reviews of incentive programs, and the process is similar to those undertaken by HP Co. in prior years.

Certain Relationships and Related Person Transactions

The Separation and Distribution Agreement

Cash Allocation, page 145

33.	We note that you disclose plans to make a cash payment to HP Inc. or HP Inc. will contribute cash to you, in order to achieve the desired cash allocation between the companies. Please explain to us your basis in determining what would be considered the “desired cash allocation.” Please explain to us on what basis you will determine whether the cash allocation is satisfactory.

Response: The Company respectfully advises the Staff that allocation of cash of HP Co. to the Company and HP Inc. is based upon the projected cash requirements of each company, in light of its intended investment grade credit rating, business plan, anticipated operations and activities, and the projected ability of each company to generate cash from its anticipated operations and activities. The final determination of the cash allocation to each company will be made by the management of HP Co. in light of the foregoing considerations and will be set forth in the separation agreement. The Information Statement has been revised on pages 10, 38, 39, 43, 44 and 149 to reflect that the Company expects to have a cash balance of approximately $10 billion immediately following the separation.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Intellectual Property Matters, page 147

34.	We note that you disclose that certain trademarks will be held and managed by a jointly owned special purpose entity called Trademark JV. Please tell us how you will account for this joint venture and what consideration was given in determining any impact to your pro forma financial statements.

Response: The Company respectfully advises the Staff that the terms of the agreements underlying and relating to the Trademark JV are in the process of being determined and are not yet finalized. The Company currently expects the Trademark JV to be a jointly owned legal entity with no assets (other than certain trademarks), liabilities, income, expenses or employees. Once the terms of the underlying agreements are known, the Company will assess the accounting for this joint venture in accordance with ASC 323 and ASC 810 and determine whether the Trademark JV is required to be reported in the Company’s pro forma financial statements and, if so, will include appropriate disclosure in a subsequent amendment to the Registration Statement.

Description of Material Indebtedness, page 165

35.	Please update your disclosure to reflect the terms of the financing arrangement once finalized. To the extent that the relevant terms of such facilities are known, although not yet finalized, please provide the material terms including amounts available, related interest rates, maturity dates, collateral requirements, and any other material terms believed to be beneficial. Further, to the extent the terms of the redistribution of debt between you and HP Co. is known, including the allocation of cash, please provide these terms.

Response: The Company acknowledges the Staff’s comment. While the Information Statement has been revised on pages 10, 38, 39, 43, 44 and 149 to disclose HP Co.’s plan to capitalize the Company with total cash of approximately $10 billion and total debt of approximately $16 billion and secure an investment grade credit rating for each of HP Inc. and Hewlett Packard Enterprise following the separation, the relevant terms of the financing arrangements are not yet known. The Company confirms that it will include the requested disclosure in a subsequent amendment to the Registration Statement.

Notes to Combined Financial Statements

Note 5: Retirement and Post-Retirement Benefit Plans, page F-26

36.	We note that an employee matters agreement will be entered into prior to separation whereby HP Co. will transfer to you the plan assets and liabilities primarily associated with your active, retired, and other former employees in certain jurisdictions and you will provide the benefits directly. Please tell us if the net benefit obligations that you will assume and have reflected in your pro forma financial statements require a separate actuarial valuation for the projected benefit obligation and consideration of different assumptions as well as whether any regulatory approvals are required.

Response: The Company respectfully advises the Staff that, in connection with the separation, the Company will assume additional net obligations of certain HP Co. benefit plans previously presented in the combined financial statements of the Company as multiemployer plans. In anticipation of the distribution, those plans are being separated

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

into newly created HP Inc. plans and Hewlett Packard Enterprise plans. The Company’s assumption of the newly created Hewlett Packard Enterprise plans has been reflected in the Unaudited Pro Forma Combined Financial Statements. All of the Company’s benefit plans (both historical and newly assumed) are expected to be revalued as of October 31, 2015 in accordance with ASC 715-30-35-62. The assumptions utilized in all actuarial valuations will be based on market conditions at the time of the measurement and the most current available plan participant data. The actual assumed net benefit plan obligations and related expense could change significantly from the Company’s estimates. The Company is not aware of any regulatory approvals required to effect the separation of plans that are currently outstanding.

Note 12: Borrowings, page F-63

37.	We note your disclosure on page F-9 that your parent’s long-term debt has not been attributed to the company because parent’s borrowings are not the legal obligation of the company. Please clarify whether you guarantee or pledge assets as collateral for your parent’s debt, either before or after the separation.

Response: The Company respectfully advises the Staff that it has not guaranteed or pledged assets as collateral for HP Co.’s debt prior to the separation and will not guarantee or pledge assets as collateral for HP Inc.’s debt after the separation.

Note 16: Litigation and Contingencies, page F-68

38.	Clarify how any expenses and liabilities relating to lawsuits, claims, investigations and proceedings have been allocated to you. Further, clarify how any losses resulting from the resolution of any of the contingencies disclosed will be allocated to you.

Response: The Company respectfully advises the Staff that liabilities and expenses associated with lawsuits, claims, investigations and proceedings (collectively referred to as “loss contingencies”) have been allocated to the Company based on the nature of the loss contingency and whether it relates directly to the business units to be transferred to the Company in connection with the separation. Similarly, any future losses resulting from the resolution of any of the loss contingencies related to the Company’s business units are expected to be reflected in the Company’s financial statements.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

Condensed Combined Financial Statements (Unaudited)

Notes to Condensed Combined Financial Statements (Unaudited)

Basis of Presentation, page F-34

39.	Clarify how the separation costs incurred to date and the remaining costs that will be incurred through the separation date will be allocated between you and your parent.

Response: The Company respectfully advises the Staff that separation costs incurred to date have been allocated between the Company and HP Co. based upon whether such costs can be specifically identified to either the Company or HP Co. or whether the costs represent shared costs related to the separation. Costs specifically identified to the Company have been reflected in the Company’s financial statements. Shared costs have been reflected in the Company’s financial statements primarily based upon segment earnings from operations, which the Company and HP Co. consider to be a reasonable approximation of the costs attributable to the Company. The Company expects that future separation costs that are incurred through the separation date will be reflected in the Company’s financial statements as and when known on a similar basis to those costs incurred and reflected to date.

*        *        *

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

August 10, 2015

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

cc:	Rishi Varma
Senior Vice President and Deputy General Counsel
Hewlett-Packard Company